Ranger Energy Services, Inc.
10350 Richmond, Suite 550
Houston, Texas 77042

Via EDGAR

April 14, 2022

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549-3561

Re: Registration Statement on Form S-1 (File No. 333-264037), of Ranger Energy Services, Inc.
Withdrawal of Acceleration Request

Ladies and Gentleman:

Reference is made to our letter, filed as correspondence via EDGAR on April 13, 2022, in which we requested that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 4:30 p.m., eastern time, on April 13, 2022, or as soon as practicable thereafter. We are no longer requesting that such Registration Statement be declared effective at this time and will hereby formally withdraw our request for acceleration of the effective date.

Than you for your assistance on this matter.

Very truly yours,

Ranger Energy Services, Inc.

By:/s/ Stuart N. Bodden
Stuart N. Bodden
President, Chief Executive Officer and
Director

cc:    Crosby Scofield, Vinson & Elkins, L.L.P.